Exhibit 5.1

June 25, 2021
Aurinia Pharmaceuticals Inc.
1203 – 4464 Markham Street
Victoria, BC V8Z 7X8
Dear Sirs/Mesdames:
RE: AURINIA PHARMACEUTICALS INC.
We are acting as Canadian counsel to Aurinia Pharmaceuticals Inc. (the “Corporation”) in connection with the filing on the date hereof of a Registration Statement on Form S-8 (the “Form S-8”) with respect to an aggregate of 11,005,599 common shares of the Corporation (the “Shares”) which represents 8,505,599 Shares issuable pursuant to the Corporation’s Amended and Restated Equity Incentive Plan (the “Plan”) and 2,500,000 Shares issuable pursuant to the Corporation’s 2021 Employee Share Purchase Plan (the “Employee Purchase Plan”). We have made such investigations and examined originals or copies certified or otherwise identified to our satisfaction of such documents, records and certificates of the Corporation as we have considered necessary or relevant for the purposes of this opinion including:
(a)    the restated articles and by-laws of the Corporation, each as amended to date;
(b)    the Plan;
(c)     the Employee Purchase Plan;
(c)    resolutions of the directors and shareholders of the Corporation authorizing the Plan, including any amendments or supplements thereto; and
(e)    resolutions of the directors and shareholders of the Corporation authorizing the Employee Purchase Plan.
For purposes of this opinion, we have assumed with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as certified, conformed, telecopied or photostatic copies and the legal capacity of all individuals who have executed any of such documents. We have assumed that copies of all documents submitted to us have been executed in the form reviewed by us, have not been amended or modified, since the date they were submitted to us, by written or oral agreement of the parties thereto, by the conduct of the parties thereto, or otherwise; that all representations and certificates dated prior to or on the date hereof upon which we have relied continue to remain accurate in all material respects as of the date hereof; and that the aforesaid copies have been executed and unconditionally delivered by the Corporation in the form reviewed by us.

Based and relying upon and subject to the foregoing we are of the opinion that the Shares, when issued and paid for in accordance with the Plan or the Employee Purchase Plan, as applicable, will be validly issued as fully paid and non-assessable shares in the capital of the Corporation.
The foregoing opinion is limited to the laws of Alberta and the federal laws of Canada applicable therein.
We consent to the filing of this opinion as an exhibit to the Form S-8. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours very truly,

/s/ Borden Ladner Gervais LLP